Paul, Weiss, Rifkind, Wharton & Garrison LLP

1285 Avenue of the Americas

New York, New York 10019-6064

December 22, 2021

CONFIDENTIAL

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Stacey Peikin

Jennifer López-Molina

Division of Corporation Finance

Office of Trade & Services

S-Evergreen Holding LLC

Amended Draft Registration Statement on Form S-1

Submitted November 26, 2021

File No. 333-

Ladies and Gentlemen:

On behalf of our client, S-Evergreen Holding LLC, a Delaware limited liability company (the “Registrant”), we are writing to respond to the comments set forth in the comment letter of the staff of the Securities and Exchange Commission (the “Staff”) dated December 15, 2021 (the “Comment Letter”) relating to the above-referenced Amended Draft Registration Statement. The Registrant has also revised the Amended Draft Registration Statement in response to the Staff’s comments, and, concurrently with delivery of this letter, filed with the Securities and Exchange Commission (the “Commission”) Amendment No. 2 to the Draft Registration Statement (the “Registration Statement”) which reflects these revisions and generally updates certain information in the Registration Statement.

To assist your review, set forth below in bold are the comments of the Staff contained in the Comment Letter and immediately below each comment is the response of the Registrant with respect thereto or a statement identifying the location in the Registration Statement of the requested disclosure or revised disclosure. Please note that all references to page numbers in our responses refer to the page numbers of the above-referenced Registration Statement. Capitalized terms used but not defined herein have the meanings ascribed to such terms in the Registration Statement.

Securities and Exchange Commission

December 22, 2021

The Registrant has asked us to convey the following as its responses to the Staff:

Prospectus Summary,

How We Plan to Grow, page 12

1.	Please revise your disclosure to identify the third-party, as you do in your response to comment 4.

Response to Comment 1

The Company acknowledges the Staff’s comment and in response has updated its disclosure on page 15 of the Registration Statement.

Prospectus Summary

Continue to implement strategic initiatives to drive efficiency and expand margin, page 14

2.

We note your revised disclosure in response to prior comment 6. You disclose how much anticipated savings are attributed to each type of incentive, but you did not provide the basis for your expectation and the indicated amounts. Please revise accordingly.

Response to Comment 2

The Company acknowledges the Staff’s comment and in response has updated its disclosure on page 17 of the Registration Statement to provide the basis for its expectation.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations

Comparison of nine months ended…

Net sales, page 106

3.

You disclose your net sales per pound increased as a result of increased sales volume by your retail business. We note wholesale sales as a percent of total net sales increased in the current year compared to the prior year. Please further clarify the basis for the increase in net sales per pound to discuss the relative contribution of retail and wholesale prices and whether there were any price changes impacting the comparison.

Response to Comment 3

The Company acknowledges the Staff’s comment and in response has updated its disclosure on page 114 of the Registration Statement.

4.

We note your revised disclosure that you “received a total of $21.7 million and $22.3 million in wage subsidies.” Please discuss any material terms and conditions of any assistance you received, and if you anticipate being able to comply with such terms. As a related matter, please disclose if you expect to change your operations in a material way given your disclosure that you “do not currently expect wage subsidies to continue in future periods.”

Response to Comment 4

The Company acknowledges the Staff’s comment and in response has updated its disclosure on pages 114 and 115. The Company does not anticipate any changes in its operations in the future due to the absence of future wage subsidies.

Securities and Exchange Commission

December 22, 2021

Cost of merchandise sold, …, page 107

5.	You disclose your costs per pound processed decreased during the current year compared to the prior year. Please discuss the factors contributing to the decrease.

Response to Comment 5

The Company acknowledges the Staff’s comment and in response has updated its disclosure on page 114 of the Registration Statement.

Quarterly Results of Operations

Key Financial and Operating metrics, page 118

6.

Please disclose GAAP “Net (loss) income margin” in either table on page 118 with equal or greater prominence than “Adjusted EBITDA Margin” presented under “Other metrics” in the second table on page 118.

Response to Comment 6

The Company acknowledges the Staff’s comment and has updated its disclosure on page 125 of the Registration Statement.

Business

Centralized Processing Centers and Automated Book Processing, page 143

7.

We note your revised disclosure in response to comment 16 and reissue the comment. Please revise the second paragraph on page 144 to disclose the material terms, including the counterparty of your contractual arrangements with the provider of the CPC and ABP technologies. In addition, we note that you have updated the exhibit index on page II-3 to include the forms of the agreements relating to the exclusive technology you use in your CPC and ABP. Please also file executed copies of these agreements or tell us why you are not required to do so. Refer to Item 601(b)(10) of Regulation S-K.

Response to Comment 7

The Company acknowledges the Staff’s comment and in response has updated its disclosure on page 151 of the Registration Statement and has updated the exhibit list on page II-3 of the Registration Statement to include executed copies of the agreements.

Loyalty Program, page 147

8.

We note your revised disclosure in response to comment 15 and reissue the comment in part. Where you disclose that you have “consistently grown our loyalty member base with 22% active member growth year-over-year for the twelve months ended October 2, 2021” and that as of “October 2, 2021, we have 3.8 million active members enrolled in our U.S. and Canadian loyalty programs who have made a purchase within the last 12 months,” revise to additionally quantify active members and growth for other financial periods included in your registration statement.

Response to Comment 8

The Company acknowledges the Staff’s comment and in response has updated its disclosure on page 154 of the Registration Statement to quantify active members and growth for fiscal year 2019 and fiscal year 2020.

Securities and Exchange Commission

December 22, 2021

General

9.

We note disclosure throughout your registration statement regarding the November 2021 Dividend that was paid to your equityholders. To provide additional context to investors, please quantify the amounts paid to named executive officers, directors or sponsors, if any. As a related matter, we are unable to locate the section titled “Certain Relationships and Related Party Transactions—Transactions with Directors and Officers,” referenced on page 171. Please revise.

Response to Comment 9

The Company acknowledges the Staff’s comment and in response has revised the disclosure on pages 21, 80, and 103 of the Registration Statement to indicate that no executive officers or directors received payments and has removed the reference to the section titled “Certain Relationships and Related Party Transactions – Transactions with Directors and Officers” on page 178.

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If the Staff has any questions concerning this response letter or requires further information, please do not hesitate to contact the undersigned at (212) 373 3052 or David Curtiss at (212) 373-3146.

Very truly yours,

/s/ Lawrence G. Wee
Lawrence G. Wee

cc:	Securities and Exchange Commission Ta Tanisha Meadows Doug Jones S-Evergreen Holding LLC
Mark Walsh Scott Estes Latham & Watkins LLP Marc D. Jaffe, Esq. Gregory P. Rodgers, Esq. Brittany D. Ruiz, Esq.